UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/1

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

HAWAIIAN TELCOM HOLDCO, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

420031106
______________________________________________
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD SPECTRUM TRADING LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	109,248
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	109,248
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 109,248 currently exercisable warrants to acquire 109,248 shares of common stock	109,248*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.06%
12		TYPE OF REPORTING PERSON	CO

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DEBELLO INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	22,373
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	22,373
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 22,373 currently exercisable warrants to acquire 22,373 shares of common stock	22,373*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.22%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	131,621
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	131,621
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 131,621 currently exercisable warrants to acquire 131,621 shares of common stock	131,621*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.27%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	131,621
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	131,621
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 131,621 currently exercisable warrants to acquire 131,621 shares of common stock	131,621*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.27%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	131,621
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	131,621
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 131,621 currently exercisable warrants to acquire 131,621 shares of common stock	131,621*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.27%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 420031106		13G A/1
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	131,621
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	131,621
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes 131,621 currently exercisable warrants to acquire 131,621 shares of common stock	131,621*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	1.27%
12		TYPE OF REPORTING PERSON	IN

 This Amendment No. 1 modifies and supplements the 13G initially filed on February 11, 2011 (the “Statement”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Hawaiian Telcom Holdco, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Ownership

Item 4 is hereby supplemented by adding the following:

Since the date of the last Statement, certain of the Reporting Persons sold all of their remaining shares of the Company’s Common Stock totaling 685,654 shares, and in addition, sold 5,000 Warrants. As a result of the foregoing, set forth below is the aggregate number of shares and percentage of Common Stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of Common Stock issuable upon the exercise of the Warrants). Information set forth below is on the basis of 10,190,526 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10Q filed on November 14, 2011 with the Securities and Exchange Commission.

(i)        Wexford Spectrum Investors LLC:
(a)         Amount beneficially owned:  0
(b)         Percent of class:  0%
(c)         Number of shares as to which the person has:
(i)         Sole power to vote or to direct the vote: 0
(ii)        Shared power to vote or to direct the vote: 0
(iii)       Sole power to dispose or to direct the disposition of: 0
      (iv)  Shared power to dispose or to direct the dispositon of: 0

(ii)         Wexford Spectrum Trading Limited:
(a)         Amount beneficially owned:  109,248
(b)         Percent of class:  1.06%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 109,248
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)        Shared power to dispose or to direct the disposition of: 109,248

(iii)        Debello Investors LLC:
(a)         Amount beneficially owned:  22,373
(b)         Percent of class:  0.22%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 22,373
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 22,373

(iv)         Wexford Capital LP:
(a)         Amount beneficially owned:  131,621
(b)         Percent of class:  1.27%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: 131,621
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)         Shared power to dispose or to direct the disposition of: 131,621

(v)        Wexford GP LLC:
(a)         Amount beneficially owned:  131,621
(b)         Percent of class:  1.27%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 131,621
(iii)           Sole power to dispose or to direct the disposition of: 0
(iv)           Shared power to dispose or to direct the disposition of: 131,621

(vi)        Charles E. Davidson:
(a)         Amount beneficially owned:  131,621
(b)         Percent of class:  1.27%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote:  131,621
(iii)         Sole power to dispose or to direct the disposition of:  0
(iv)         Shared power to dispose or to direct the disposition of: 131,621

(vii)        Joseph M. Jacobs:
(a)         Amount beneficially owned:  131,621
(b)         Percent of class:  1.27%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote:  131,621
(iii)         Sole power to dispose or to direct the disposition of:  0
(iv)        Shared power to dispose or to direct the disposition of:  131,621

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager or investment advisor of Debello, WST and WSI (together, the “Wexford Entities”), be deemed to own beneficially the securities of which the Wexford Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Wexford Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Wexford Entities possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Wexford Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member/shareholder of the Wexford Entities.

Item 5.	Ownership of Five Percent or Less of a Class

Item 5 is hereby amended and restated in its entirety with the following:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012	Company Name
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

DEBELLO INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM TRADING LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By: Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON